[Letterhead Victor Ebner Enterprises Inc.]


                                  June 29, 2001




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Victor Ebner Enterprises Inc.
         File No. 333-55950
         ------------------

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant, Victor Ebner Enterprises Inc. (the "Company"), hereby applies to the Commission for withdrawal of the above-referenced registration statement.

The registration statement was filed in connection with the proposed merger of the Company and In Full Affect, Inc. The Company and In Full Affect, Inc. have determined that the proposed merger could not be completed within the terms of their agreement and therefore have abandoned the proposed merger. No securities were offered or sold in connection with the proposed merger.

The Company believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors. Accordingly, the Company respectfully requests that the Commission grant its withdrawal application.

If you have questions or comments about the foregoing, please telephone me at 022/311 08 38 or Scott M. J. Anderegg at Troutman Sanders Mays & Valentine LLP, at (804) 697-1288.



Sincerely,

/s/ Christian Ebner
----------------------
Christian Ebner
President